
October 28, 2022

Mark Heaney
Chief Executive Officer
DTRT Health Acquisition Corp.
1415 West 22nd Street, Tower Floor
Oak Brook, IL 60523

      Re: DTRT Health Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 21, 2022
           File No. 001-40774

Dear Mark Heaney :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Real Estate & Construction

cc: David A. Sakowitz, Esq.